

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 28, 2020

<u>Via E-Mail</u>

Nicholas R. Williams
Clifford Chance LLP
31 West 52nd Street
New York, NY 10019-6131

> **Re: Independence Holding Corp.**
> **Schedule TO-I filed on April 24, 2020**
> **File No. 5-33555**

Dear Mr. Williams:

The Office of Mergers and Acquisitions has conducted a limited review of the filing listed above. Our review was limited to the issues identified in our comments below. All defined terms have the same meaning as in the Offer to Exchange included as Exhibit 99(a)(1)(A) to the Schedule TO-I filed on April 24, 2020.

Please respond to this letter by revising your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule TO-I filed April 24, 2020

Exhibit 99(A)(1)(A) – Offer to Exchange

Conditions of the Offer, page 28

1. Revise to explain what it meant by a "limitation on prices for, securities on any national securities exchange or in the over-the-counter markets…"

2. Refer to the last condition on page 28. Include the reference point by date or share price/index level from which such 10% change is to be measured.

3. Refer to the first sentence in the last paragraph of the Conditions section, on page 29 of the Offer to Purchase. Judging the satisfaction of an offer condition in your "sole discretion" raises concerns regarding an impermissible illusory offer prohibited under Regulation 14E. Please revise to include a reasonableness standard.

4. In the same paragraph, you state that your failure to exercise your rights under any of the offer conditions "will not be deemed a waiver of any such right." You also state that you may assert any of the offer conditions "at any time and from time to time." If an offer condition is "triggered," and you proceed with the offer, you may be deemed to have waived that condition, unless by its terms, its satisfaction is to be judged at expiration of the offer. Please revise this language, consistent with your obligation to promptly inform security holders about a material change, including the waiver of a material offer condition.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. Please contact me at (202) 551- 3263 with any questions about these comments.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions